March 31, 2004
MDS Inc.
100 International Blvd.
Toronto, ON M9W 6J6
Dear Sirs:

RE: MDS INC.

The following were sent by prepaid mail or made available by electronic communication

(in accordance with National Policy 11-201) to those shareholders who requested material of the above-mentioned Company on March 31, 2004:

X	Interim Report for the Three Months Ended January 31, 2004

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

(Signed)

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks